

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 18, 2017

James R. Heslop, II
Executive Vice President and COO
Middlefield Banc Corp.
15985 East High Street
Middlefield, OH 44062

      Re: Middlefield Banc Corp.
             Registration Statement on Form S-3
             Filed July 17, 2017
             File No. 333-219313

Dear Mr. Heslop:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3369 with any questions.

             Sincerely,

             /s/ Era Anagnosti

             Era Anagnosti
             Legal Branch Chief
             Office of Financial Services

cc: Francis X. Grady, Esq.